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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 450 5800 fax sophia.hudson@davispolk.com

October 26, 2017

Re:	Fireman B.V. Registration Statement on Form F-1 Filed October 13, 2017 File No. 333-220962 CONFIDENTIAL

Ms. Dorrie Yale

Ms. Erin Jaskot

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Dorrie Yale and Ms. Erin Jaskot,

On behalf of our client, Fireman B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated October 25, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing a revised Registration Statement ( “Amendment No. 1”) together with this response letter. We are also sending, under separate cover, a copy of Amendment No. 1 (including exhibits) and three marked copies of each of Exhibits 5.1, 8.1 and 8.2 to Amendment No. 1 showing the changes to such exhibits included with the Registration Statement publicly filed on October 13, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company and its counsel. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 26, 2017

Registration Statement on Form F-1

Exhibits

1.	We note that your counsel's Exhibit. 5.1 opinion is with respect to Option Shares and Offer Shares, which are ordinary shares of Fireman B.V. However, your registration statement relates to the offering of common shares of InflaRx N.V. Please file a revised opinion to cover the issuance of InflaRx N.V. common shares. In the event that such opinion refers to assumptions relating to the reorganization occurring after effectiveness, please confirm that you will file an appropriately unqualified opinion by post-effective amendment no later than the closing date of the offering. For guidance, please see Section II.B.2.e. of Staff Legal Bulletin No. 19.

Response:	In response to the Staff’s comment, the Company has filed a revised copy of the Exhibit 5.1 form of opinion with Amendment No. 1. The Company respectfully advises the Staff that while the Company has filed a revised form of the Exhibit 5.1 opinion with Amendment No. 1, it intends to file the executed version of the Exhibit 5.1 opinion as an exhibit to the Company’s anticipated next amendment to its Registration Statement, which amendment would also include the preliminary prospectus containing a bona fide price range per share. The Company also confirms that it will file an Exhibit 5.1 opinion that is appropriately unqualified as an exhibit to a post-effective amendment to the Registration Statement following the pricing of the offering and prior to the closing of the offering (the “Pre-Closing Exhibit 5.1 Opinion”).

2.	It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. The assumptions set forth in paragraphs (d), (e) (to the extent it does not relate to pricing resolutions), and (j)(i) of your Exhibit 5.1 opinion appear to assume material facts related to the issue of whether the shares will be validly issued. Please file an amended 5.1 opinion that does not include these assumptions or explain why each such assumption is necessary and appropriate. For guidance, please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response:	In response to the Staff’s comment, the Company has filed a revised copy of the Exhibit 5.1 form of opinion with Amendment No. 1. Certain assumptions that relate to the pricing of the offering (including the assumption in paragraph (j)(i), which relates to the execution of the underwriting agreement pursuant to which the Company will grant the overallotment option) will be removed in the Pre-Closing Exhibit 5.1 Opinion.

3.	Please remove the limitations set forth in the last paragraph on page 1 and the first paragraph on page 2 of Exhibit 5.1, the first full paragraph on page 2 of Exhibit 8.1, and paragraphs 6.2 and 7 of Exhibit 8.2. In the alternative, please explain why they’re appropriate and consistent with Section 14 of the Securities Act. In addition, please delete the first sentence in the third paragraphs of each of Exhibit 5.1 and 8.1 as they are statements limiting reliance. For guidance, please see Section II.B.3.d of Staff Legal Bulletin No. 19.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 26, 2017

Response:	In response to the Staff’s comment, the Company has filed revised copies of the Exhibit 5.1 form of opinion, the Exhibit 8.1 opinion and the Exhibit 8.2 opinion with Amendment No. 1.

4.	Paragraphs 4 of your Exhibit 5.1 and Exhibit 8.1 opinions, and paragraph 3 of your Exhibit 8.2 opinion, include inappropriate limitations on the documents reviewed and review conducted. Counsel may indicate that the identified items were the only items reviewed if it also states that it determined that the identified documents included all documents that it deemed relevant to rendering an opinion. Please file amended opinions that either remove the language indicating that such counsel's review was limited to the identified items or include a statement that counsel determined that the identified items were the only documents and searches relevant to rendering an opinion.

Response:	In response to the Staff’s comment, the Company has filed revised copies of the Exhibit 5.1 form of opinion, the Exhibit 8.1 opinion and the Exhibit 8.2 opinion with Amendment No. 1.

5.	Please correct the registration statement number referenced in the definition of "Registration Statement" in your Exhibit 8.2.

Response:	In response to the Staff’s comment, the Company has filed a revised copy of the Exhibit 8.2 opinion with Amendment No. 1.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	4	October 26, 2017

Please do not hesitate to contact me at (212) 450-4762, (212) 450-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:	Via E-mail Niels Riedemann, Chief Executive Officer Arnd Christ, Chief Financial Officer Fireman B.V.